Filed Pursuant to Rule 424(b)(3)

Registration No. 333-217168

PROSPECTUS SUPPLEMENT NO. 10

(to Prospectus dated March 23, 2018)

169,933,626 Shares

GASTAR EXPLORATION INC.

Common Stock

This prospectus supplement is being filed to update and supplement information contained in the prospectus dated March 23, 2018, relating to the resale or other disposition of our common stock par value $0.001 per share, which may be offered for sale from time to time by the selling stockholders named in the prospectus, with information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 13, 2018.

This prospectus supplement updates and supplements the information in the prospectus and is not complete without, and may not be delivered or utilized except in combination with, the prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the prospectus and if there is any inconsistency between the information in the prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our securities involves risk. Please see “Risk Factors” beginning on page 3 of the prospectus for a discussion of certain risks that you should consider in connection with an investment in the securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus supplement is dated August 14, 2018.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 13, 2018

GASTAR EXPLORATION INC.

(Exact Name of Registrant as Specified in its Charter)

DELAWARE	001-35211	38-3531640
(State or other jurisdiction	(Commission File Number)	(IRS Employer
of incorporation)		Identification No.)
1331 LAMAR STREET, SUITE 650
HOUSTON, TEXAS 77010
(Address of principal executive offices)

(713) 739-1800

(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

SECTION 5 – CORPORATE GOVERNANCE AND MANAGEMENT

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(d) Appointment of Directors.

On August 13, 2018, certain investment vehicles affiliated with Ares Management, L.P. (collectively, “Ares”) with rights, pursuant to the Securities Purchase Agreement, dated February 16, 2017, between Gastar Exploration Inc. (the “Company”) and Ares, to elect two directors to the board of directors of the Company (the “Board”) elected Marc Beilinson and William L. (“Bill”) Transier to the Board effective August 13, 2018.  The Board affirmatively determined that Messrs. Beilinson and Transier are “independent” directors under the rules of the Securities and Exchange Commission (the “Commission”) and the NYSE American LLC.

Marc Beilinson

Mr. Beilinson is the managing director of Beilinson Advisory Group, a financial restructuring and hospitality advisory group that specializes in assisting distressed companies.  He has served as an independent director for Athene Holding Ltd., a leading retirement services company, since 2013.  He currently serves as the lead independent director and the chair of the compensation committee for Athene.  Mr. Beilinson is also a member of Athene’s conflicts committee and nominating and corporate governance committee.  Mr. Beilinson has served on the board of directors of MFG Assurance Company Limited (“MFG”) since 2012 and currently serves on the audit committee of MFG.  Mr. Beilinson previously served as chief restructuring officer of Newbury Common Associates LLC and certain of its affiliates from December 2016 to June 2017 and for Fisker Automotive from November 2013 to August 2014.  Mr. Beilinson served as chief restructuring officer and chief executive officer of Eagle Hospitality Properties Trust, Inc. from August 2011 to December 2014 and Innkeepers USA Trust from November 2008 to March 2012.  Mr. Beilinson oversaw the chapter 11 reorganization of Innkeepers USA, Fisker and Newbury while serving in his interim management roles as the chief restructuring officer of those companies.  He was a lawyer in private practice at Pachulski, Stang, Ziehl & Jones from 1992 to 2007.  Mr. Beilinson previously served on the boards of directors and audit committees of a number of public and privately held companies, including Westinghouse Electric (March 2017 to August 2018), Caesars Acquisition Company (February 2013 to September 2017), Haggen Stores (October 2016 to June 2017), Apollo Commercial Real Estate Finance, Inc. (2009 to 2011) and Wyndham International, Inc. (1994 to 1997).  Mr. Beilinson earned a B.A. in political science from the University of California, Los Angeles and a Juris Doctor from the University of California Davis Law School.

William L. (“Bill”) Transier

Mr. Transier is the chief executive officer of Transier Advisors, LLC, an independent advisory firm providing services to energy companies facing stressed operational situations, turnaround, restructuring or in need of interim executive leadership.  He currently serves as an independent director and chairman of the board for Helix Energy Solutions Group.  Mr. Transier has been a member of the Helix board of directors since October 2000 and served as the lead independent director from March 2016 to July 2017 when he was appointed as chairman of the board.  Mr. Transier served as a member of the board of directors of CHC Group Ltd. from May 2016 to July 2017.  He was also a member of the board of directors of Paragon Offshore Plc. from August 2014 to July 2017.  From December 2006 to December 2012, Mr. Transier served as a member of the board of directors of Cal Dive International, Inc., a publicly traded company that was formerly a subsidiary of Helix where he served as lead director from May 2009 to December 2012.  Mr. Transier was co-founder of Endeavour International Corporation, an international oil and gas exploration and production company.  He served as non-executive chairman of Endeavour’s board of directors from December 2014 until November 2015.  Mr. Transier also served as chairman, chief executive officer and president of Endeavor from September 2006 to December 2014 and as co-chief executive officer from formation in February 2004 through September 2006.   Mr. Transier served as executive vice president and

chief financial officer of Ocean Energy, Inc. from March 1999 to April 2003 and prior to that, he served in various positions of increasing responsibility with Seagull Energy Corporation. Before his tenure with Seagull, Mr. Transier served in various roles including partner in the audit department and head of the Global Energy practice of KPMG LLP from June 1986 to April 1996.  Mr. Transier earned his B.B.A. in accounting from the University of Texas and also holds an MBA from Regis University.

Other than as disclosed above, there are no arrangements or understandings between Messrs. Beilinson and Transier and the Company or any other persons pursuant to which Messrs. Beilinson and Transier were appointed to the Board. Messrs. Beilinson and Transier do not have any family relationships with any director or executive officer of the Company or any person nominated or chosen by the Company to become a director or executive officer.  There are no family relationships and no transactions that would require disclosure pursuant to Item 404(a) of Regulation S-K.  Mr. Transier has been appointed to serve as a member of the Company’s audit and reserves review committees.  Mr. Beilinson has been appointed to serve as a member of the Company’s compensation and nominating and governance committees.

The Company will enter into indemnification agreements with Messrs. Beilinson and Transier, which indemnification agreements are materially consistent with the Form of Amended and Restated Indemnification Agreement (“Indemnification Agreement”), which was filed with the Commission on June 29, 2018 as Exhibit 10.1 to the Company’s Current Report on Form 8-K. The Indemnification Agreement generally requires the Company to (i) indemnify Messrs. Beilinson and Transier to the fullest extent permitted under Delaware law against liabilities that may arise by reason of his service to the Company and (ii) advance expenses reasonably incurred as a result of any proceeding against them as to which they could be indemnified.

SECTION 7 – REGULATION FD

Item 7.01 Regulation FD Disclosures.

On August 13, 2018, the Company announced the appointment of two new independent directors to the Board.  A copy of the Company’s press release, dated August 13, 2018, is furnished as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

In accordance with General Instruction B.2 of Form 8-K, the information presented herein under Item 7.01 and set forth in the attached press release included in Exhibit 99.1 to this report is deemed to be “furnished” solely pursuant to Item 7.01 of this report and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall such information or the exhibit be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended or the Exchange Act.

SECTION 9 – FINANCIAL STATEMENTS AND EXHIBITS

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

The following is a list of exhibits furnished as part of this Form 8-K:

Exhibit No.	Description of Document

99.1	Press release dated August 13, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2018	GASTAR EXPLORATION INC.

	By:	/s/ Michael A. Gerlich
Michael A. Gerlich
Senior Vice President and Chief Financial Officer

   NEWS RELEASE

Contacts:

Gastar Exploration Inc.

Michael A. Gerlich, Chief Financial Officer

713-739-1800 / mgerlich@gastar.com

Investor Relations Counsel:

Lisa Elliott / lelliott@DennardLascar.com

Dennard-Lascar Investor Relations: 713-529-6600

Gastar Exploration Announces Appointment of New Independent Directors

HOUSTON, August 13, 2018 – Gastar Exploration Inc. (NYSE American: GST) (“Gastar”) today announced that certain investment vehicles affiliated with Ares Management, L.P. with rights to  two directors to the board of directors of Gastar (the “Board”) have elected Marc Beilinson and William L. (“Bill”) Transier to the Board, effective today.

Marc Beilinson

Mr. Beilinson is the managing director of Beilinson Advisory Group, a financial restructuring and hospitality advisory group that specializes in assisting distressed companies.  He has served as an independent director for Athene Holding Ltd., a leading retirement services company, since 2013.  He currently serves as the lead independent director and the chair of the compensation committee for Athene.  Mr. Beilinson is also a member of Athene’s conflicts committee and nominating and corporate governance committee.  Mr. Beilinson has served on the board of directors of MFG Assurance Company Limited (“MFG”) since 2012 and currently serves on the audit committee of MFG.

Mr. Beilinson previously served as chief restructuring officer of Newbury Common Associates LLC and certain of its affiliates  from December 2016 to June 2017 and for Fisker Automotive  from November 2013 to August 2014.  Mr. Beilinson served as chief restructuring officer and chief executive officer of Eagle Hospitality Properties Trust, Inc. from August 2011 to December 2014 and Innkeepers USA Trust  from November 2008 to March 2012.  Mr. Beilinson oversaw the chapter 11 reorganization of Innkeepers USA, Fisker and Newbury while serving in his interim management roles as the chief restructuring officer of those companies.  He was a law partner at Pachulski, Stang, Ziehl & Jones from 1992 to 2007.

Mr. Beilinson previously served on the boards of directors and audit committees of a number of public and privately held companies, including Westinghouse Electric (March 2017 to August 2018), Caesars Acquisition Company (February 2013 to September 2017), Haggen Stores (October 2016 to June 2017), Apollo Commercial Real Estate Finance, Inc. (2009 to 2011) and Wyndham International, Inc. (1994 to 1997).

Mr. Beilinson earned a B.A. in political science from the University of California, Los Angeles and a Juris Doctor from the University of California Davis Law School.

William L. (“Bill”) Transier

Mr. Transier is the chief executive officer of Transier Advisors, LLC, an independent advisory firm providing services to energy companies facing stressed operational situations, turnaround, restructuring or in need of interim executive leadership.  He currently serves as an independent director and chairman of the board for Helix Energy Solutions Group.  Mr. Transier has been a member of the Helix board of directors since October 2000 and served as the lead independent director from March 2016 to July 2017 when he was appointed as chairman of the board.  Mr. Transier served as a member of the board of directors of CHC Group Ltd. from May 2016 to July 2017.  He was also a member of the board of directors of Paragon Offshore Plc. from August 2014 to July 2017.  From December 2006 to December 2012, Mr. Transier served as a member of the board of directors of Cal Dive International, Inc., a publicly traded company that was formerly a subsidiary of Helix where he served as lead director from May 2009 to December 2012.

Mr. Transier was co-founder of Endeavour International Corporation, an international oil and gas exploration and production company.  He served as non-executive chairman of Endeavour’s board of directors from December 2014 until November 2015.  Mr. Transier also served as chairman, chief executive officer and president of Endeavor from September 2006 to December 2014 and as co-chief executive officer from formation in February 2004 through September 2006.

Mr. Transier served as executive vice president and chief financial officer of Ocean Energy, Inc. from March 1999 to April 2003 and prior to that, he served in various positions of increasing responsibility with Seagull Energy Corporation. Before his tenure with Seagull, Mr. Transier served in various roles including partner in the audit department and head of the Global Energy practice of KPMG LLP from June 1986 to April 1996.

Mr. Transier earned his B.B.A. in accounting from the University of Texas and also holds an MBA from Regis University.

Jerry Schuyler, Gastar’s Chairman of the board of directors and interim CEO, said, “On behalf of Gastar’s Board, we are very pleased to welcome Marc and Bill to the Board and look forward to benefitting from their substantial knowledge surrounding company restructurings.  Their experience and expertise will be invaluable as we work  closely with the Company’s financial and legal advisors to consider potential strategic transactions, including financing alternatives and sale or merger transactions, in an effort to maximize value for our stakeholders.”

About Gastar Exploration

Gastar Exploration Inc. is a pure-play Mid-Continent independent energy company engaged in the exploration, development and production of oil, condensate, natural gas and natural gas liquids in the United States. Gastar’s principal business activities include the identification, acquisition and subsequent exploration and development of oil and natural gas properties with an emphasis on unconventional reserves, such as shale resource plays. Gastar holds a concentrated acreage position in the normally pressured oil window of the STACK Play, an area of central Oklahoma which is home to multiple oil and natural gas-rich reservoirs including the Meramec, Oswego, Osage, Woodford and Hunton formations. For more information, visit Gastar's website at www.gastar.com.

Forward Looking Statements

This news release includes "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward looking statements express our current expectations, opinion, belief or forecasts of future events and performance.  A statement identified by the use of forward looking words including "may," "expects," "projects," "anticipates," "plans," "believes," "estimate," "will," "should," and certain of the other foregoing statements may be deemed forward-looking statements.  Although Gastar believes that the expectations reflected in such forward-looking statements are reasonable, these statements involve risks and uncertainties that may cause actual future activities and results to be materially different from those suggested or described in this news release.  These include risks described in Gastar's Annual Report on Form 10-K and other filings with the U.S. Securities and Exchange Commission ("SEC"), available at the SEC's website at www.sec.gov.  By issuing forward looking statements based on current expectations, opinions, views or beliefs, Gastar has no obligation and, except as required by law, is not undertaking any obligation, to update or revise these statements or provide any other information relating to such statements.

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